KUALA LUMPUR KEPONG BERHAD
(Company No: 15043-V)

BY COURIER

Our Ref: KLK/SE

SUPPL

July 2, 2002

Securities and Exchange Commission
Office of International Corporate Fi[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

02042439

RECEIVED JUL 5 2002 151

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
June 19, 2002	Permodalan Nasional Berhad
June 19, 2002	Yayasan Pelaburan Bumiputra
June 19, 2002	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
June 21, 2002	Employees Provident Fund Board (2 sets)
June 27, 2002	Employees Provident Fund Board (2 sets)
July 02, 2002	Employees Provident Fund Board
	GENERAL ANNOUNCEMENT
June 18, 2002	Listed Companies' Crop – May 2002
June 26, 2002	Proposed Acquisition of an Associate Company: Selat Bersatu Sdn Bhd

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

dlw 7/12

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate Treasury)

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19/06/2002 12:32:58 PM
Reference No KL-020619-86F3B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: ***Company Secretary***

Particulars of substantial shareholder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **12/06/2002**	* **10,000,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **67,846,150**
	Direct (%)	: **9.56**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of shares after change**	: **67,846,150**
*	Date of notice	: **12/06/2002**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19/06/2002 12:33:03 PM
Reference No KL-020619-86F3C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Yayasan Pelaburan Bumiputra**
*	Address	: **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **37113-P**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **12/06/2002**	* **10,000,000**	

*	Circumstances by reason of which change has occurred	: **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
*	Nature of interest	: ***Indirect***
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **67,846,150**
	Indirect/deemed interest (%)	: **9.56**
*	**Total no of shares after change**	: **67,846,150**

* Date of notice : **12/06/2002**

Remarks :

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19/06/2002 12:33:08 PM
Reference No KL-020619-86F3D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12/06/2002**	* **10,000,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**55,000,000**
Direct (%)	:	**7.75**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**55,000,000**
* Date of notice	:	**12/06/2002**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21/06/2002 02:19:25 PM
Reference No KL-020621-24A38

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **12/06/2002**	* **250,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **38,070,500**
Direct (%) : **5.36**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **38,070,500**

* Date of notice : **12/06/2002**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21/06/2002 02:19:27 PM
Reference No KL-020621-24A39

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13/06/2002**	* **1,135,000**	
Disposed	**14/06/2002**	**295,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**

Direct (units) : **36,640,500**
Direct (%) : **5.16**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **36,640,500**

* Date of notice : **14/06/2002** 16

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27/06/2002 04:29:46 PM
Reference No KL-020627-E364C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **17/06/2002**	* **53,000**	
Disposed	**18/06/2002**	**80,000**	

* Circumstances by reason of which change has occurred : **Sales of equity & Sales of shares managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **36,507,500**
Direct (%) : **5.14**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **36,507,500**

* Date of notice : **18/06/2002**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27/06/2002 04:29:49 PM
Reference No KL-020627-E364D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **20/06/2002**	* **60,000**	.

* Circumstances by reason of which change has occurred : **Sales of Shares managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **36,447,500**
Direct (%) : **5.13**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **36,447,500**

* Date of notice : **20/06/2002**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02/07/2002 12:02:37 PM
Reference No KL-020702-60386

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **24/06/2002**	* **60,000**	

* Circumstances by reason of which change has occurred : **Sales of Shares managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **36,387,500**
Direct (%) : **5.13**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **36,387,500**

* Date of notice : **24/06/2002**

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **18-06-2002 03:07:15 PM**
Reference No **KL-020618-87B8A**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
May 2002

* **Contents :-**

We submit below the crop figures for the month of **May 2002**:-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2001		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	162,400	155,372	144,388
Rubber (kg)	2,150,723	1,950,294	1,883,518

	2002								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	147,388	125,697	142,913	133,495	**132,263**				
Rubber (kg)	2,455,349	2,109,972	1,329,581	858,838	**1,394,591**				

/gcs

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 26/06/2002 06:57:59 PM
Reference No KL-020626-83726

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")
PROPOSED ACQUISITION OF AN ASSOCIATE COMPANY:
SELAT BERSATU SDN BHD ("SBSB")**

* **Contents :-**

Introduction

Pursuant to the requirements of paragraph 10.07(a) of the Kuala Lumpur Stock Exchange Listing Requirements, KLK wishes to announce that it has on 26 June 2002 entered into a conditional Sale & Purchase Agreement ("S&P") with Mentiga Corporation Berhad ("the Vendor") to acquire a 48% equity stake of the issued and paid-up share capital of SBSB comprising 4,800,001 ordinary shares of RM1.00 each ("Sale Shares") for a total cash consideration of RM9,600,000 ("the Proposed Acquisition").

Details of the Proposed Acquisition

SBSB is a private limited company incorporated in Malaysia on 27 September 1995. It has an authorised share capital of RM25,000,000 comprising 25,000,000 ordinary shares of RM1.00 each and an issued and fully paid-up share capital of RM10,000,002 comprising 10,000,002 ordinary shares of RM1.00 each.

SBSB is an investment holding company, holding a 90% equity stake in PT Rebinmas Jaya ("PTRJ"), a company incorporated on 14 September 1993 in the Republic of Indonesia. Its authorised share capital is Rp21,000,000,000 comprising 21,000 ordinary shares with a par value of Rp1,000,000 each, of which 10,500 ordinary shares with a par value of Rp1,000,000 each have been issued and fully paid-up.

PTRJ is a plantation company owning and operating an oil palm estate located

in Belitung Island, Republic of Indonesia, with 12,002 hectares of land with Sijil Hak Guna Usaha.

The purchase consideration for the Sale Shares of RM9,600,000 was arrived at on a willing-buyer, willing-seller basis after taking into consideration the value of the 12,002 hectares of plantation land based on its existing condition and with no indebtness or liabilities to be assumed by KLK in respect of SBSB or PTRJ. The purchase consideration will be financed from KLK's internally generated funds.

The remaining 52% equity stake of the issued and paid-up share capital of SBSB comprising 5,200,001 ordinary shares of RM1.00 each held by the Vendor and the other shareholders are to be acquired by Perfect Portfolio Sdn Bhd ("Perfect Portfolio") in a separate conditional Sale & Purchase Agreement entered on 26 June 2002 on the same terms of the Proposed Acquisition.

Conditions to the Proposed Acquisition

The Proposed Acquisition is subject to the approvals from the following parties namely:

1. the Foreign Investment Committee of Malaysia;

2. the shareholders of Mentiga Corporation Berhad;

3. any other relevant Malaysian or Indonesian authorities; and

4. KLK being satisfied with the legal, financial and operational due diligence exercise to be performed on SBSB and PTRJ.

Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital and shareholding structure of KLK. Further, it will not have any material effect on the net tangible asset and earnings of the KLK Group for the current financial year ending 30 September 2002.

Risk Factors

SBSB is subject to risks inherent to the plantation industry in which PTRJ operates. These risks include changes in the global economy, fluctuations in commodity prices, changes in weather conditions, outbreak of pests and diseases, changes in laws and tax regulation, increase in production costs, fluctuations in foreign exchange rates and threat of substitute products. Such factors are beyond the control of KLK, SBSB and PTRJ and could affect the financial returns expected to the Company.

Directors' and Substantial Shareholders' Interests

Dato' Lee Oi Hian and Dato' Lee Hau Hian, who are Directors and deemed substantial shareholders of KLK, are the shareholders of Perfect Portfolio.

None of the Directors or substantial shareholders of KLK or any person connected to the Directors and substantial shareholders has any interest, direct or indirect, in the Proposed Acquisition.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: